Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

Excellence Education Investment Limited

BRIGHT EDUCATION Mergersub LIMITED

and

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

DATED AS OF OCTOBER 13, 2025

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 13, 2025, is made by and among Excellence Education Investment Limited, a BVI business company organized and existing under the laws of the British Virgin Islands (“Parent”); Bright Education Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned Subsidiary of Parent (“Merger Sub”); and Bright Scholar Education Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”. Unless otherwise indicated or elsewhere defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 1.1 hereof.

RECITALS

WHEREAS, the Parties wish to effect a business combination through a “short-form” merger, being a merger between a “parent company” and a “subsidiary company” (both terms as defined in the Companies Act), of Merger Sub with and into the Company in accordance with section 233(7) of the Companies Act, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (a) Sure Brilliant Global Limited (“Sure Brilliant”), Parent and Merger Sub have entered into that certain Rollover Agreement, dated as of the date hereof (the “Rollover Agreement”), pursuant to which Sure Brilliant has irrevocably agreed to contribute the Shares that it holds to Merger Sub prior to the Closing in exchange for newly issued ordinary shares of Parent, and (b) Ultimate Wise Group Limited (“Ultimate Wise”) and Merger Sub have entered into that certain Share Purchase Agreement, dated as of the date hereof (the “Ultimate Wise SPA”), pursuant to which Ultimate Wise has irrevocably agreed to transfer the Shares that it holds to Merger Sub prior to the Closing for nominal value, such that Merger Sub will directly hold 5,451,559 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares immediately prior to the Effective Time, collectively representing approximately 98.56% of the voting power of the Shares exercisable in a general meeting of the Company in aggregate;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Investors has executed and delivered to the Company a limited guarantee, dated as of the date hereof (each, a “Limited Guarantee”, and collectively, the “Limited Guarantees”), in favor of the Company pursuant to which each such Investor is guaranteeing the due and punctual performance and discharge of certain payment obligations of Parent and Merger Sub under this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) established the Special Committee to, among other things, evaluate and consider the Transactions (as defined below) and any potential strategic alternatives available to the Company.

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its shareholders (other than Affiliates of the Company and holders of Excluded Shares), (b) approved this Agreement, the Plan of Merger and the transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), (c) authorized and approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, and (d) directed that a copy of the Plan of Merger be given to every registered shareholder of the Company pursuant to section 233(7) of the Companies Act unless any such shareholder agrees otherwise; and

WHEREAS, the respective board of directors of each of Parent (on behalf of Parent itself and as the sole shareholder of Merger Sub) and Merger Sub has authorized and approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Article I
DEFINITIONS AND INTERPRETATION

Section 1.1 Certain Definitions. For the purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company than those contained in Section 10.11; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“ADS” means American Depositary Share of the Company, each of which represents four (4) Class A Ordinary Shares.

“Affiliate” of a specified Person (i) means any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person and (ii) with respect to any natural person, the term “Affiliate” shall also include any member of the immediate family of such natural person; provided that (x) members of the Buyer Group and their respective Affiliates (excluding the Company and its Subsidiaries) shall not be deemed to be Affiliates of the Company and/or its Subsidiaries, and vice versa, and (y) members of the Buyer Group (other than Parent and Merger Sub) and their respective Affiliates shall be deemed to be Affiliates of Parent and Merger Sub. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Alternative Acquisition Agreement” means any letter of intent, memorandum of understanding, acquisition agreement, merger agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) (A) constituting or that would reasonably be expected to lead to any Competing Proposal or (B) requiring the Company to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement.

“Business Days” means any day other than a Saturday, Sunday or a day on which the banks in New York City, the Cayman Islands, Hong Kong, or the PRC are authorized by law or executive order to be closed.

“Buyer Group” means collectively, the Investors, Parent, Merger Sub, Ultimate Wise, Sure Brilliant and the Sponsors.

“Class A Ordinary Shares” means the Class A ordinary shares, with a par value of $0.00001 per share, in the share capital of the Company, each carrying one (1) vote per share.

“Class B Ordinary Shares” means the Class B ordinary shares, with a par value of $0.00001 per share, in the share capital of the Company, each carrying twenty (20) votes per share.

“Companies Act” means the Companies Act (2025 Revision) of the Cayman Islands, as further revised, amended, modified, or re-enacted from time to time.

“Company Equity Plan” means the 2017 Share Incentive Plan and 2024 Share Incentive Plan adopted by the Company on December 15, 2017 and January 18, 2024 respectively as in effect on the date of this Agreement, and as it may be amended from time to time.

“Company Governing Document” means the Company’s Amended and Restated Memorandum and Articles of Association adopted by special resolution of the Company passed on April 10, 2017 and effective from May 23, 2017 as in effect on the date of this Agreement, and as may be amended from time to time.

“Company Group” means collectively the Company, its Subsidiaries, the direct and indirect shareholders of the Company and its Subsidiaries, and their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors and agents (excluding any member of the Parent Group).

“Company Option” means an option to purchase Shares granted under the Company Equity Plan in accordance with the terms thereof, whether or not such option has become vested at or prior to the Effective Time.

“Company Permits” means all franchises, grants, authorizations, licenses, permits, easements, variances, consents, concessions, clearances, certificates, approvals and orders of any Governmental Entity.

“Competing Proposal” means any proposal or offer from any Person (other than members of the Buyer Group) or “group,” within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (i) acquisition of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; (ii) acquisition of 20% or more of the outstanding Shares (including Shares represented by ADSs); (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of the outstanding Shares (including Shares represented by ADSs); (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which, in the case of a merger, consolidation, share exchange or business combination, would result in any Person acquiring assets, individually or in the aggregate, constituting 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable; or (v) any combination of the foregoing; in each case, other than the Transactions.

“Contract” shall mean any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Encumbrances” means mortgages, pledges, liens, security interests, licenses, conditional and installment sale agreements, encumbrances, charges or other claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any options, rights of first refusal or rights of first offer.

“End Date” means the date that is nine (9) months after the date of this Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time.

“Excluded Shares” means, collectively, Shares (including Shares represented by ADSs) (a) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by the Buyer Group and any of their respective Affiliates (including Shares held by Sure Brilliant and Ultimate Wise, which will be contributed or transferred to Merger Sub prior to the Closing pursuant to the Rollover Agreement and the Ultimate Wise SPA, as applicable), (b) held by the Company or any of its Subsidiaries, or held in the Company’s treasury, if any, and (c) held by the Depositary, the Company or the Company’s Representatives, and reserved for issuance, settlement and allocation upon exercise or vesting of Company Options.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Expenses” means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to (a) the authorization, preparation, negotiation, execution and performance of this Agreement; (b) the preparation, printing, filing, and mailing/distribution of the Schedule 13E-3; (c) shareholder litigation; (d) the filing of any required notices under any applicable competition or investment Laws; (e) any filings with the SEC; or (f) any other matters related to the closing of the Merger and the other Transactions.

“Financial Advisor” means Kroll, LLC.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Investors” means Mr. Hongru Zhou and Mr. Ruolei Niu.

“Knowledge” or “knowledge” means, with respect to the Company, the actual knowledge of the members of the Special Committee and the chief financial officer of the Company; and with respect to any other Person, the actual knowledge of any director, officer or beneficial owner of such Person after due inquiry.

“Law” means any federal, state, local, national, supranational, foreign or administrative law (including common law), statute, code, rule, regulation, Order, ordinance or other pronouncement of any Governmental Entity.

“Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to be materially adverse to the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that no Effects arising out of, relating to or resulting from any of the following shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (ii) changes in GAAP or regulatory accounting requirements or any interpretation or enforcement thereof after the date hereof, (iii) changes, effects or circumstances affecting the industries or markets in which the Company and its Subsidiaries operate, (iv) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, or other change in any applicable Law of or by any Governmental Entity, (v) geopolitical conditions, acts of God, any outbreak or escalation of war or major hostilities, any act of sabotage or terrorism, natural or man-made disasters, pandemic, epidemic or other public health crises, other force majeure events or other comparable events or outbreaks, including any worsening of such conditions thereof, (vi) any announcement, disclosure, pendency or consummation of this Agreement or the Transactions, or the identity of the Parties hereto, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the Transactions, or any impact thereof on relationships, contractual or otherwise, with customers, employees, suppliers, distributors, contractors, lenders, investors, partners or similar parties with whom the Company or any of its Subsidiaries has any relationship (in each case, resulting from the consummation of the Transactions, or the public announcement or disclosure of this Agreement or the Transactions, or the identity of the parties hereto), (vii) any action taken by the Company or any of its Subsidiaries at the request or with the consent of any members of the Buyer Group or any of their respective Affiliates or otherwise contemplated or permitted by the Transaction Documents, (viii) the failure by the Company or any of its Subsidiaries to take any action at the request or with the consent of any members of the Buyer Group or any of their respective Affiliates, (ix) any breach of this Agreement or other Transaction Documents by any members of the Buyer Group or any of their respective Affiliates, (x) any failure to meet any internal or public projections, plans, forecasts, guidance, estimates, milestones, budgets or internal or published predictions of revenue, earnings, cash flow or cash position for any period, (xi) any decline in the market price, or change in trading volume, of the capital stock of the Company, or (xii) any change or prospective change in the Company’s credit ratings; provided, further, that Effects set forth in clauses (i) and (iii) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the principal industries and geographic markets in which the Company and its Subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contracts” means any Contracts to which the Company or a Subsidiary of the Company is a party as of the date of this Agreement filed as exhibits to the SEC Documents.

“Order” means any order, judgment, writ, stipulation, settlement, award, injunction, decree, consent decree, decision, ruling, subpoena, verdict, or arbitration award entered, issued, made or rendered by any arbitrator or Governmental Entity of competent jurisdiction.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint share company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

“PRC” means the People’s Republic of China, which for the purposes of this Agreement only shall not include Hong Kong, the Macau Special Administrative Region and Taiwan.

“Representatives” means, when used with respect to a Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, and other agents, advisors and representatives of such Person, and their respective Subsidiaries.

“SEC” means the Securities and Exchange Commission.

“Shares” means the Class A Ordinary Shares and Class B Ordinary Shares and/or any one of them as the context may require.

“Special Committee” means the special committee of the Company Board currently consisting of Mr. Jun Zhao and Mr. Meng Rui; provided, however, that in the event the Special Committee no longer exists after the date of this Agreement or is otherwise altered by the Company Board, it means any other committee of the Company Board composed solely of independent directors who are not affiliated with the Buyer Group and not members of the Company’s management.

“Sponsors” means, collectively, Wisdom Avenue Global Limited, a limited liability company incorporated under the laws of the British Virgin Islands, and Waterflower Investment Ltd., a limited liability company incorporated under the laws of the British Virgin Islands.

“Subsidiary” or “Subsidiaries” means, with respect to any Party, any Person (a) of which at least a majority of the outstanding shares of equity capital, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries, or by such Party and one or more of its Subsidiaries, (b) of which such Party or any other Subsidiary of such Party is a general partner or managing partner, or (c) which is a consolidated variable interest entity of such Person under GAAP; provided, that, for purposes of this Agreement, none of the Company or its Subsidiaries shall be deemed to be a Subsidiary of any members of the Buyer Group or any of their respective Affiliates prior to the Effective Time.

“Superior Proposal” means any bona fide written Competing Proposal that the Company Board (acting at the direction of the Special Committee) or the Special Committee determines in good faith judgment, after consultation with its independent financial advisor and outside legal counsel as it considers as appropriate or desirable, and taking into account such factors as the Special Committee considers appropriate, which may include the legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, is more favorable to the Company and the Company’s shareholders (other than holders of the Excluded Shares) than the Transactions (taking into account, as the case may be, any revisions to the terms of this Agreement proposed by Parent in writing in response to such proposal pursuant to Section 6.2 prior to the time of determination); provided that for purposes of the definition of “Superior Proposal,” the references to “20%” in the definition of Competing Proposal shall be deemed to be references to “50%”; provided, further, that any such offer shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such proposal is not then fully committed to the Person making such proposal and non-contingent.

“Tax” and “Taxes” means all federal, state, local or foreign taxes, levies or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, excise, estimated, severance, stamp, occupation, property, unemployment or other taxes, custom duties, fees, assessments or similar charges, together with any interest, penalties and additions to tax imposed by any taxing authority.

“Transaction Documents” means this Agreement, the Ultimate Wise SPA, the Rollover Agreement, the Subscription Agreement and the Limited Guarantees.

“U.S.” means the United States of America.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes a breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

Section 1.2 Terms Defined Elsewhere. The following terms have the meanings set forth in the Sections set forth below:

Section 1.3

Defined Term	Location of Definitions
Agreement	Preamble
Arbitrator	Section 10.8(b)
Base Premium	Section 7.4(d)
Buyer Group Contracts	Section 5.13
Change in Recommendation	Section 6.2(d)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Termination Fee	Section 9.2(b)
Confidential Information	Section 10.11(c)
Covered Persons	Section 7.4(a)
Deposit Agreement	Section 3.5
Depositary	Section 3.5
Dissent Notice	Section 3.6(b)(iv)
Dissent Right	Section 3.6(b)
Dissenting Shareholders	Section 3.6(a)
Dissenting Shares	Section 3.6(a)
Effective Time	Section 2.3
Enforceability Exceptions	Section 4.3
Financing	Section 5.6(a)
GAAP	Section 4.6(b)
Governmental Entity	Section 4.5
HKIAC	Section 10.8(b)
HKIAC Rules	Section 10.8(b)
Indemnification Agreements	Section 7.4(a)
Intervening Event	Section 6.2(e)
Intervening Event Termination	Section 6.2(e)
Limited Guarantee	Recitals
Merger	Recitals
Merger Consideration	Section 3.2(a)
Merger Consideration Fund	Section 3.2(a)
Merger Sub	Preamble

Notice of Recommendation Change	Section 6.2(d)
Notification of Filing	Section 3.6(b)(iii)
NYSE	Section 4.2(b)
Option Consideration	Section 3.3(a)(i)
Parent	Preamble
Parent Group	Section 9.2(d)
Parent Termination Fee	Section 9.2(c)
Parties	Preamble
Paying Agent	Section 3.2(a)
Per ADS Merger Consideration	Section 3.1(b)
Per Share Merger Consideration	Section 3.1(a)
Plan of Merger	Section 2.3
Record ADS Holders	Section 6.3(c)
Record Date	Section 6.3(c)
Rollover Agreement	Recitals
Sarbanes-Oxley Act	Section 4.6(a)
Schedule 13E-3	Section 6.3(a)
SEC Documents	Section 4.6(a)
Securities Act	Section 4.6(a)
Share Certificates	Section 3.2(c)(i)
Subscription Agreement	Section 5.6(a)
Sure Brilliant	Recitals
Surviving Company	Section 2.1
Takeover Statute	Section 7.5
Transaction Litigation	Section 7.8
Transactions	Recitals
Ultimate Wise	Recitals
Ultimate Wise SPA	Recitals
Uncertificated Shares	Section 3.2(c)(i)
Written Objection	Section 3.6(b)(ii)

Section 1.4 Interpretation. Unless the express context otherwise requires:

(a) the words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean U.S. Dollars;

(d) references herein to a specific Section, Subsection, Recital, Annex, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Annexes, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) references herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof and including any annexes, schedules and exhibits thereto;

(j) references herein to any Law or any license mean such Law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(k) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder; and

(l) the Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Article II
THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement (to the extent waivable by the Company or Parent, as the case may be) and the Plan of Merger, and in accordance with the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company through a “short-form” merger, being a merger between a “parent company” and a “subsidiary company”, in accordance with Part XVI and in particular section 233(7) of the Companies Act, pursuant to which no special resolution of the shareholders of either the Company or Merger Sub is required, provided that a copy of the Plan of Merger is given to every registered shareholder of the Company (as the “subsidiary company”) unless any such shareholder agrees otherwise. The Company has agreed to cause a copy of the Plan of Merger to be delivered to each registered shareholder using any of the methods as set forth in Article 162 of the Company Governing Document, such that delivery is deemed to be effected as set out in Articles 163 and 164 thereof on a date falling not later than the twentieth (20th) calendar day prior to the Closing Date. As a result of the Merger, Merger Sub will cease to exist, and the Company shall continue as the surviving company of the Merger (the Company, as the surviving company of the Merger, sometimes being referred to herein as the “Surviving Company”), and will become a wholly-owned subsidiary of Parent.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 AM, Beijing time, or its equivalent time in the Cayman Islands, at the offices of King & Wood Mallesons, 28th Floor, China Resources Tower, 2666 Keyuan South Road, Nanshan District, Shenzhen, Guangdong 518052, PRC on no later than the fifth (5th) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VIII to be satisfied or, if permissible, waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of such conditions at the Closing in accordance with this Agreement), or at such other date or place as is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date”.

Section 2.3 Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the Company, Parent and Merger Sub shall (a) cause the Cayman Islands law-governed plan of merger with respect to the Merger (the “Plan of Merger”), substantially in form of Exhibit A hereto, to be duly executed and filed with the Registrar of Companies of the Cayman Islands as provided by section 233 of the Companies Act; and (b) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the Companies Act in connection with the Merger. The Merger will become effective at such date and time as specified in the Plan of Merger (such date being hereinafter referred to as the “Effective Time”). The Effective Time of the Merger shall occur as promptly as practicable after no less than twenty (20) days following the date the Schedule 13E-3 is first mailed or distributed to the Company’s shareholders, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act, and all other applicable Laws.

Section 2.4 Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities, and privileges of each of the Company and Merger Sub shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Company and Merger Sub, to all Encumbrances and all Contracts, obligations, claims, debts, and liabilities of each of the Company and Merger Sub in accordance with the Companies Act.

Section 2.5 Directors and Officers. The Parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company at the Effective Time, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company at the Effective Time, in each case, unless otherwise determined by Parent in a written notice delivered to the Company in accordance with Section 10.4 prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.

Section 2.6 Governing Documents. Without any further action on the part of the Parties hereto, the memorandum and articles of association of the Surviving Company at the Effective Time shall remain to be in the form of the Company Governing Document. Any amendments to such memorandum and articles of association following the Effective Time shall include such indemnification provisions as are required by Section 7.4 hereof.

Section 2.7 No Shareholder Vote. Each of the Parties hereto acknowledges and agrees that, because the Merger is a “short-form” merger, being a merger between a “parent company” and a “subsidiary company” under section 233(7) of the Companies Act, no vote of the shareholders of the Company is required to approve this Agreement or the Plan of Merger, or to authorize, approve or consummate the Transactions, including the Merger, and that no such vote will be held.

Article III
TREATMENT OF SECURITIES

Section 3.1 Treatment of Shares and ADSs. At the Effective Time, by virtue of the Merger and the other Transactions, and without any action on the part of Parent, Merger Sub, the Company, or the holders of any Shares of the Company:

(a) Treatment of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares) shall be cancelled in exchange for the right to receive $0.575 in cash per Share without interest (subject to adjustment pursuant to Section 3.1(e), the “Per Share Merger Consideration”). From and after the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled for nil consideration, and each holder of any such Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration therefor upon the surrender of such Share in accordance with Section 3.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(b) Treatment of American Depositary Shares. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Class A Ordinary Shares represented by such ADSs, shall be cancelled in exchange for the right to receive $2.30 in cash per ADS without interest (subject to adjustment pursuant to Section 3.1(e), the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement; provided that in the event of any conflict between this Agreement and the Deposit Agreement, provisions in this Agreement shall apply. The Per ADS Merger Consideration shall be paid by the Paying Agent to the Depositary (in consideration for the cancellation of the Shares underlying the ADSs) and distributed by the Depositary to the holder of such ADSs. From and after the Effective Time, all such ADSs (and such underlying Class A Ordinary Shares) shall no longer be outstanding and shall be automatically cancelled and retired, and shall cease to exist, and each holder of any such ADSs shall cease to have any rights with respect thereto, except the right to receive the Per ADS Merger Consideration therefor upon the surrender of such ADS in accordance with Section 3.2, and the right to receive any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time.

(c) Treatment of Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 3.6 and thereafter represent only the right to receive the applicable payments set forth in Section 3.6.

(d) Treatment of Excluded Shares.

(i) Each Share acquired and then held by Merger Sub in the Company and each ordinary share of Merger Sub held by Parent that was issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right to receive one validly issued, fully paid and non-assessable Class A ordinary share of the Surviving Company, all of which shall be registered in the name of Parent, being the sole shareholder of Merger Sub immediately prior to the Effective Time. Such shares shall constitute the only issued and outstanding shares of the Surviving Company.

(ii) Other than the Shares held by Merger Sub, which shall be converted in accordance with sub-paragraph (i) above, all other Excluded Shares and ADSs representing Excluded Shares issued in the share capital of the Company immediately prior to the Effective Time shall be cancelled for nil consideration at the Effective Time.

(e) Adjustment to Merger Consideration. The Per Share Merger Consideration, Per ADS Merger Consideration and Option Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or other distribution of securities convertible into Shares or ADSs, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares or ADSs, as applicable, effectuated after the date hereof and prior to the Effective Time (but excluding any change that results from any exercise of Company Options to purchase Shares), and, so as to provide the holders of Shares or ADSs, as applicable, with the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration, Per ADS Merger Consideration or Option Consideration, as applicable.

(f) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members (or branch register) maintained by the Company or the register of ADS holders maintained by the Depositary, as applicable; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company, a cheque payable to such shareholder either (a) has been sent to such person and has been returned undelivered or has not been cashed; or (b) has not been sent to such person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Holders of Shares or ADSs who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of six (6) months from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(g) No Further Dividends. No dividends or other distributions with respect to the share capital of the Surviving Company with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Share Certificates.

Section 3.2 Payment for Securities; Surrender of Certificates.

(a) Merger Consideration Fund. Prior to the Effective Time, Parent shall select and appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent” ) for all payments required to be made pursuant to Section 3.1(a), Section 3.1(b) and Section 3.6(c) (collectively, the “Merger Consideration”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 3.6(c), when required thereby, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares), cash in immediately available funds in an amount sufficient to pay the full amount of the Merger Consideration (such cash being hereinafter referred to as the “Merger Consideration Fund”). Parent shall be responsible for and pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of the Shares (other than Excluded Shares) and ADSs (other than ADSs representing Excluded Shares) for the Merger Consideration as contemplated in this Agreement.

(b) Investment of Merger Consideration Fund. The Paying Agent shall invest the Merger Consideration Fund, pending its disbursements to the holders of the Shares and ADSs, as directed by Parent or, after the Effective Time, the Surviving Company; provided, that Parent or the Surviving Company, as applicable, shall not direct the Paying Agent to make any such investments that are speculative in nature and that no such investment or loss shall affect the aggregate amounts payable under Section 3.1(a), Section 3.1(b) and Section 3.6(c). Any interest and other income resulting from such investments shall become a part of the Merger Consideration Fund, and any amounts in excess of the aggregate amounts payable under Section 3.1(a), Section 3.1(b) and Section 3.6(c) shall be returned to the Surviving Company or Parent (as directed by Parent) in accordance with Section 3.2(e). To the extent that there are any losses with respect to any such investments, or the Merger Consideration Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 3.1(a), Section 3.1(b) and Section 3.6(c), Parent or the Surviving Company, as applicable, shall promptly replace or restore the cash in the Merger Consideration Fund so as to ensure that the Merger Consideration Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 3.1(a), Section 3.1(b) and Section 3.6(c).

(c) Procedures for Surrender.

(i) Promptly following the Effective Time (and in any event within five (5) Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail (and make available for collection by hand) to each person who was, immediately prior to the Effective Time, a registered holder of Shares (other than Excluded Shares and Dissenting Shares) entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a): (x) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands, and shall specify the manner in which the delivery of the Per Share Merger Consideration to registered holders of Shares shall be effected), and (y) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 3.2(f)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required to receive the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 3.6(c), Parent shall cause the Paying Agent to mail to the applicable shareholders the documents described in the immediately preceding sentence. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(f)) for cancellation or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of such Shares shall be entitled to receive in exchange therefor a cheque, in the amount equal to (x) the number of Shares (other than Excluded Shares and Dissenting Shares) represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.2(f)) or the number of Uncertificated Shares multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 3.4, and the Share Certificates so surrendered shall forthwith be cancelled.

(ii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. ADS holders will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 3.4) due to or incurred by the Depositary in connection with the cancellation of their ADSs (and the underlying Shares). The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 3.4) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders and the termination of the ADS program or facility.

(iii) If payment of Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Share Certificate is registered, it shall be a condition precedent of payment that (A) the Share Certificate so surrendered shall be accompanied by a proper form of transfer, and (B) the Person requesting such payment has paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Share Certificate surrendered or has established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered.

(iv) Except for Shares and ADSs referred to in Section 3.1(d), until surrendered as contemplated by this Section 3.2, each Share Certificate, Uncertificated Share and ADS shall be deemed at any time from and after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article III and any dividends or other distributions with a record date prior to the Effective Time which may have been authorized by the Company and which remain unpaid at the Effective Time. The Per Share Merger Consideration, Per ADS Merger Consideration and such authorized but unpaid dividends paid in respect of the Shares upon the surrender for exchange of Share Certificates or for Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Share Certificates or Uncertificated Shares.

(d) Register of Members of the Company; No Further Ownership Rights in Shares. At the Effective Time, the register of members of the Company shall be closed for the registration of transfers of Shares. From and after the Effective Time, the holders of Shares or ADSs outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares or ADSs except as otherwise provided for herein and in the Companies Act. If, after the Effective Time, any Share Certificate is presented to the Surviving Company, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled in exchange for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 3.6 in the case of the Dissenting Shares.

(e) Termination of Merger Consideration Fund; No Liability. At any time following six (6) months after the Effective Time, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Merger Consideration (including any interest received with respect thereto) that has not been disbursed, or for which disbursement is pending subject only to the Paying Agent’s routine administrative procedures, to holders of Share Certificates or Uncertificated Shares, and thereafter such holders shall be entitled to look only to the Surviving Company (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Merger Consideration, including any dividends or other distributions with a record date prior to the Effective Time which may have been declared by the Company and which remain unpaid at the Effective Time, payable upon due surrender of their Share Certificates or Uncertificated Shares and compliance with the procedures in Section 3.2(c). Notwithstanding the foregoing, none of the Surviving Company, Parent or the Paying Agent shall be liable to any holder of a Share Certificate, Uncertificated Share or ADS for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company, the execution of an indemnity or the posting by such holder of a bond in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the applicable Merger Consideration payable in respect thereof pursuant to Section 3.1 hereof, including any dividends or other distributions with a record date prior to the Effective Time that may have been authorized by the Company and which remain unpaid at the Effective Time.

Section 3.3 Treatment of Equity Awards.

(a) Treatment of Company Options.

(i) Each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time, shall be cancelled and, without any action by the holder of such Company Option, exchanged therefor for an amount of cash (the “Option Consideration”) equal to (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the Exercise Price per Share of such Company Option, multiplied by (ii) the number of Shares underlying such Company Option (assuming such holder exercises such vested Company Option in full immediately prior to the Effective Time), which amount shall be paid as promptly as practicable following the Effective Time (but in any event no later than the next regularly scheduled employee payroll date of such holder) by the Surviving Company; provided that if the Exercise Price of any such Company Option is equal to or greater than the Per Share Merger Consideration, such Company Option shall be cancelled without any payment therefor; provided further that each Company Option that is vested, outstanding and unexercised immediately prior to the Effective Time may be cancelled without any consideration with written consent by the holder of such Company Option.

(ii) Each Company Option unvested or otherwise not exercisable immediately prior to the Effective Time shall be cancelled for nil consideration.

(b) Corporate Action. At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions that are reasonably necessary to effectuate the provisions of Section 3.3(a), including without limitation (i) termination of the Company Equity Plan and any relevant award agreements applicable to the Company Equity Plan, and (ii) cancelation of each Company Option that is then outstanding and unexercised, whether or not vested or exercisable, pursuant to Section 3.3(a), each of which shall be effective at or immediately prior to the Effective Time.

(c) Parent Action. At the Effective Time, Parent shall pay by wire transfer of immediately available funds to the Surviving Company, and Parent shall cause the Surviving Company to pay to each holder of the Company Options, the amounts required pursuant to Section 3.3(a) as soon as practicable after the Effective Time, but in any event no later than the next regularly scheduled employee payroll date of such holder.

Section 3.4 Withholding. Each of Parent, Merger Sub, the Surviving Company, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to the carrying out of this Agreement), as the case may be (without double counting), shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Options such amounts as are required to be deducted and withheld under applicable Tax Laws. In the event that Parent, Merger Sub, the Surviving Company, the Paying Agent, or the Depositary (or any other Person that has a withholding obligation pursuant to this Agreement) determines prior to the Closing that any such deduction or withholding is required to be made from any consideration payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other Parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the Parties hereto shall consult with each other in good faith regarding such determination. To the extent such amounts are so deducted and withheld and remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Options in respect of which such deduction and withholding was made.

Section 3.5 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement, dated May 17, 2017, among the Company, the Depositary and all beneficial owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Section 3.6 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Companies Act, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly delivered and not effectively withdrawn a Dissent Notice, or have not otherwise lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”, and holders of the Dissenting Shares collectively, the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time, and each such Dissenting Shareholder shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and, upon the Dissenting Shareholder giving a Dissent Notice, shall cease to have any rights of a shareholder (including, without limitation, the right to receive Per Share Merger Consideration) and their only right shall be the right to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act.

(b) In order to give effect to the right for any Dissenting Shareholder to exercise its entitlement to dissent from the Merger as set out in this Section 3.6 and to seek a fair value appraisal for its Dissenting Shares under Section 238(1) of the Companies Act (the “Dissent Right”):

(i) the Company shall cause a copy of the Plan of Merger to be delivered to each registered shareholder pursuant to Section 2.1 no later than twenty (20) calendar days prior to the Closing Date;

(ii) together with delivery of the Plan of Merger, the Company shall, inform each shareholder that if it wishes to exercise its Dissent Right, the shareholder must, immediately and in any event within seven (7) days of the date on which the Plan of Merger is given to the shareholder, give to the Company its written objection to the Merger (each a “Written Objection”), in accordance with Sections 238(2) and (3) of the Companies Act;

(iii) within twenty (20) days immediately following the date on which the Plan of Merger is filed with the Registrar of Companies of the Cayman Islands, the Surviving Company shall give written notice of such filing (each a “Notification of Filing”) to each shareholder who has made a Written Objection pursuant to Section 3.6(b)(ii) above;

(iv) each such shareholder who elects to dissent may do so by delivering written notice (each a “Dissent Notice”) to the Surviving Company in accordance with Section 238(5) of the Companies Act, within twenty (20) days immediately following the date on which the Notification of Filing is given; and

(v) the provisions of Section 238(6) to 238(16) of the Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

(c) For the avoidance of doubt, all Shares held by Dissenting Shareholders who have not validly exercised, or who have effectively withdrawn or lost their dissenter rights under this Section 3.6 and Section 238 of the Companies Act shall thereupon not be deemed to be Dissenting Shares and shall be deemed to have been cancelled and cease to exist as of the Effective Time, and shall be converted at the later of (i) the Effective Time, and (ii) the occurrence of such event, into the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 3.2. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Merger Consideration.

(d) The Company shall give Parent (i) prompt notice of any Dissent Notice or any other written notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the Companies Act received by the Company, written withdrawals of Dissent Notices, any other such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights, and (ii) the opportunity to participate in negotiations and proceedings with respect to any such notice or demand for appraisal under the Companies Act. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any offers or agree to any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to (a) all disclosures in the SEC Documents filed with or furnished to the SEC prior to the date of this Agreement other than in “risk factors” or any language in such filings to the extent they are cautionary, predictive or forward-looking in nature, in each case, other than specific factual information contained therein, and (b) any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect, of which any members of the Buyer Group or any of their respective Affiliates or Representatives has knowledge prior to the date of this Agreement. Subject to the foregoing, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries (i) is an entity duly incorporated or organized, as applicable, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its organization; and (ii) has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted, except where the failure of any of the foregoing has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.2 Capitalization.

(a) The authorized share capital of the Company is $50,000 divided into (i) 4,900,000,000 Class A Ordinary Shares and (ii) 100,000,000 Class B Ordinary Shares. As of the date hereof, 118,669,795 Shares are issued and outstanding, including 31,079,795 Class A Ordinary Shares and 87,590,000 Class B Ordinary Shares. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Except (i) as set forth in this Section 4.2 or elsewhere in this Agreement, (ii) as contemplated by the Transactions, and (iii) for the Company Options (including the rights and obligations of their holders and the Company under the terms thereof), there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company, obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company, or obligating the Company to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment.

(b) Each Company Option was granted in material compliance with all applicable Laws, all of the terms and conditions of the relevant Company Equity Plan and in material compliance with the rules and regulations of The New York Stock Exchange (“NYSE”).

Section 4.3 Authorization; Validity of Agreement; Company Action. The Company has all necessary power and authority to execute and deliver this Agreement and the Plan of Merger, to perform its obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Plan of Merger, and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and (assuming due and valid authorization, execution and delivery hereof by Parent and Merger Sub) constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except that the enforcement hereof may be limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally; and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) ((a) and (b) collectively, the “Enforceability Exceptions”).

Section 4.4 Approval. The Special Committee, at a meeting duly called and held, has (i) determined that this Agreement, the Plan of Merger, the consummation of the Merger and the other Transactions are in the best interests of the Company and its shareholders (other than Affiliates of the Company and holders of Excluded Shares) and (ii) recommended that the Company Board approve this Agreement, the Plan of Merger, the Merger and the other Transactions. The Company Board, acting upon the unanimous recommendation of the Special Committee at a duly held meeting, has (a) determined that the execution by the Company of this Agreement and the Plan of Merger, and the consummation of the Merger and the other Transactions, are fair to and in the best interests of the Company and its shareholders (other than Affiliates of the Company and holders of Excluded Shares); and (b) approved the performance by the Company of this Agreement, the Plan of Merger and the consummation of the Merger and the other Transactions in accordance with the Companies Act and subject to the conditions contained herein and therein.

Section 4.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other Transaction or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the Company Governing Document or the comparable organizational or governing documents of any of its Subsidiaries; (b) require any filing by the Company or any of its Subsidiaries with (or the obtaining of any permit, authorization, consent or approval of) any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency (whether foreign, federal, state, local or supranational) or any self-regulatory or quasi-governmental authority (each, a “Governmental Entity”) (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act; (ii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act; (iii) such filings with the SEC as may be required to be made by the Company in connection with this Agreement, the Merger and the other Transactions, including (A) the joining of the Company in the filing of the Schedule 13E-3 and the furnishing of Form 6-K, and (B) the filing or furnishing of one or more amendments to the Schedule 13E-3 and Form 6-K to respond to comments of the staff of the SEC, if any, on the Schedule 13E-3; (iv) such filings as may be required under the rules and regulations of NYSE in connection with this Agreement or the Merger; or (v) such filings as may be required in connection with state and local transfer Taxes); (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under any of the terms, conditions or provisions of any Contract filed as exhibits to the SEC Documents to which the Company or any Subsidiary is a party; or (d) violate any Order or Law applicable to the Company, any Subsidiary of the Company, or any of their respective properties, assets or operations, except in each of clauses (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such modifications, violations, rights, impositions, breaches or defaults, individually or in the aggregate, has not had and would not reasonably be expected to have, a Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the Merger and the other Transactions.

Section 4.6 SEC Documents and Financial Statements.

(a) The Company has timely (including following any extensions of time for filing provided by Rule 12b-25 promulgated under the Exchange Act) filed with or furnished (as applicable) to the SEC all forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) since and including May 18, 2017 under the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) (such forms, reports, schedules, statements and documents and any other forms, reports, schedules, statements and documents filed by the Company with the SEC, as have been amended since the time of their filing, collectively, the “SEC Documents”). As of their respective filing dates and, if amended, as of the date of respective amendments, and except to the extent corrected by a subsequent SEC Document, the SEC Documents (i) did not contain, when filed, furnished or amended, any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading in any material respect; and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder.

(b) The Company maintains, in all material respects, disclosure controls and procedures and internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.

(c) All of the audited and unaudited financial statements of the Company included (or incorporated by reference) in the SEC Documents (including the related notes and schedules thereto), (i) were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), and (ii) fairly presented (except as may be indicated in the notes thereto), in all material respects, the financial position and the results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods then ended (subject, in the case of unaudited quarterly financial statements, to the absence of notes and normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements).

(d) As of the date hereof, to the Knowledge of the Company, the Company has not received any written comments from the staff of SEC with respect to any of the SEC Documents that remain unresolved, nor has it received any written inquiry or information request from the staff of the SEC as to any matters materially affecting the Company that has not been adequately addressed.

Section 4.7 No Undisclosed Liabilities. Except as and to the extent in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report furnished on Form 20-F filed with the SEC or otherwise disclosed by the Company in current reports on Form 6-K, none of the Company or any Subsidiary of the Company has any outstanding liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required by GAAP to be reflected in the consolidated financial statements of the Company and its Subsidiaries, except for liabilities or obligations (i) incurred in the ordinary course of business consistent with past practice, (ii) incurred pursuant to this Agreement or in connection with the Transactions, or (iii) that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.8 Permits; Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the business of each of the Company and its Subsidiaries is, and since August 31, 2024, has been, conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound, (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NYSE, (iii) each of the Company and its Subsidiaries is in possession of all material Company Permits necessary for the Company and its Subsidiaries to carry on their business substantially in the manner described in the SEC Documents and to own, lease and operate their assets and properties, and (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits.

Section 4.9 Absence of Certain Changes. Except for the execution and performance of this Agreement and the discussion, negotiations and transactions related thereto and except as contemplated by this Agreement, since August 31, 2024, through the date hereof, (a) the Company has conducted its business in the ordinary course consistent with past practice in all material respects; and (b) no Effects have occurred, which, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect.

Section 4.10 Absence of Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any property or asset of the Company or any of its Subsidiaries before any Governmental Entity, and (ii) none of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing Order of any Governmental Entity.

Section 4.11 Employee Benefit Plans.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or otherwise specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the Transactions alone, will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under the Company Equity Plan; (ii) increase any benefits otherwise payable under the Company Equity Plan; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Equity Plan has been maintained in compliance with applicable Law.

Section 4.12 Information in Schedule 13E-3. None of the information supplied or to be supplied in writing by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact of the Company or omit to state any material fact of the Company required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder. The representations and warranties contained in this Section 4.12 will not apply to statements or omissions included in the Schedule 13E-3 or incorporated by reference therein to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.13 Opinion of Financial Advisor. The Special Committee has received the opinion of the Financial Advisor to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, Shares represented by ADSs and the Dissenting Shares) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) are fair, from a financial point of view, to such holders.

Section 4.14 No Brokers. No broker, investment banker, financial advisor or other Person (other than the Financial Advisor), is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger or the other Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, or with respect to any information provided to Parent, Merger Sub or any of their respective Affiliates or Representatives in connection with the Transactions, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. The Company hereby disclaims any other express or implied representations or warranties. The Company is not, directly or indirectly, making any representations or warranties regarding any pro-forma financial information, financial projections or other forward-looking information or statements of the Company or any of its Subsidiaries. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub, their respective Affiliates or Representatives or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.1 Organization and Qualification.

(a) Parent is a BVI business company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands, and Merger Sub is an exempted company with limited liability duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands, and each of Parent and Merger Sub has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as now being conducted and proposed by it to be conducted and to own, lease and operate its properties and assets as contemplated in this Agreement.

(b) Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association, or similar governing documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of each of Parent and Merger Sub, as of the date hereof.

(c) Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions which recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary.

Section 5.2 Parent.

(a) As of the date of this Agreement, the authorized share capital of Parent is $5 divided into 50,000 shares of a par value of $0.0001 each, 100 of which are validly issued and outstanding. All the outstanding shares of Parent are duly authorized, validly issued, fully paid and non-assessable. There are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub, or obligating Parent or Merger Sub to issue or sell any share capital of, or other equity interests in, Parent or Merger Sub, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other similar right, agreement, arrangement or commitment.

(b) Parent is a holding company and has not engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person except in connection with its ownership of the Company and the Transactions. Except for obligations or liabilities incurred in connection with its formation and its ownership of the Company and related to the Transactions, Parent has not incurred and will not incur, prior to the Effective Time, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever.

Section 5.3 Merger Sub.

(a) As of the date of this Agreement, the authorized share capital of Merger Sub is $50,000 divided into 500,000,000 shares of a par value of $0.0001 each, 100 of which are validly issued and outstanding. All the outstanding shares of Merger Sub are duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is, and immediately prior to the Effective Time will be, owned by Parent, free and clear of any Encumbrances. Merger Sub has not created any fixed or floating security interest that are outstanding as of the date of this Agreement.

(b) Merger Sub is a newly incorporated company formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person except in connection with the Transactions. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, Merger Sub has not incurred and will not incur, prior to the Effective Time, directly or indirectly, through any Subsidiary or Affiliate (other than the Company and its Subsidiaries), any obligations or liabilities of any type or kind whatsoever.

Section 5.4 Authorization; Validity of Agreement; Parent Action. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the Merger and the other Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by it of the Merger and the other Transactions, have been duly and validly authorized and approved by their respective board of directors, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize or approve the execution and delivery by Parent and Merger Sub of this Agreement and the Plan of Merger, and the consummation by it of the Transactions, subject, in the case of the Merger, to the filing of the Plan of Merger and other documents required by the Companies Act with the Registrar of Companies of the Cayman Islands. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that the enforcement hereof may be limited by the Enforceability Exceptions. No vote or consent of the holders of any class or series of share capital of Parent is necessary to authorize or approve this Agreement or the Transactions, including the Merger.

Section 5.5 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub and delivery of the Plan of Merger by Merger Sub, the consummation by Parent or Merger Sub of the Merger or any of the other Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the memorandum and articles of association of Parent or Merger Sub; (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, except for (i) compliance with any applicable requirements of the Securities Act and the Exchange Act, (ii) the filing of the Plan of Merger with the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the Companies Act, (iii) such filings with the SEC as may be required to be made by Parent and Merger Sub in connection with this Agreement and the Transactions, (iv) such filings as may be required under the rules and regulations of the NYSE in connection with this Agreement or the Transactions, or (v) such filings as may be required in connection with state and local transfer Taxes; (c) result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any agreement to which Parent or Merger Sub is a party; or (d) violate any Order or Law applicable to Parent, Merger Sub or any of their respective properties, assets or operations.

Section 5.6 Available Funds and Financing.

(a) Parent has delivered to the Company true and complete copies of (i) certain executed subscription agreement entered into by and among Parent and the Sponsors, each of which is wholly owned by the respective Investor (the “Subscription Agreement”), pursuant to which each of the Investors, through the Sponsors, will subscribe for, for cash, subject to the terms and conditions thereof, certain ordinary shares of Parent (the “Financing”), the proceeds of which will be used to, among other things, finance the consummation of the Merger and the other Transactions, (ii) the Rollover Agreement, and (iii) the Ultimate Wise SPA. Each of the Subscription Agreement, the Rollover Agreement and the Ultimate Wise SPA provides, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein.

(b) As of the date hereof, (i) each of the Subscription Agreement, the Rollover Agreement and the Ultimate Wise SPA is in full force and effect and is a legal, valid and binding obligation of Parent (as applicable and subject to the Enforceability Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Enforceability Exception), and (ii) none of the Subscription Agreement, the Rollover Agreement or the Ultimate Wise SPA has been amended or modified and no such amendment or modification is contemplated, and the respective commitments contained in each of the Subscription Agreement, the Rollover Agreement and the Ultimate Wise SPA have not been withdrawn, terminated or rescinded and no such withdrawal, termination or restriction is contemplated. Assuming (A) the Financing is funded in accordance with the Subscription Agreement, (B) the contribution, transfer and other transactions contemplated by the Rollover Agreement and the Ultimate Wise SPA are consummated in accordance with the terms therein, and (C) the satisfaction of the conditions to the obligation of Parent and Merger Sub to consummate the Merger as set forth in Section 8.1 and Section 8.2 or the waiver of such conditions, Parent and Merger Sub will have, at or prior to the Closing, funds sufficient for Parent, Merger Sub and the Surviving Company to pay (A) the aggregate Merger Consideration and the Option Consideration and (B) any other amounts required to be paid in connection with the consummation of the Merger and the other Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.

(c) As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach on the part of Parent, Merger Sub or any other parties thereto, under the Subscription Agreement, the Rollover Agreement or the Ultimate Wise SPA; or would otherwise excuse or permit the Investors or their respective Affiliates under the Subscription Agreement to refuse to fund their respective obligations under the Subscription Agreement or excuse or permit Sure Brilliant, Ultimate Wise or their respective Affiliates not to perform their respective obligations under the Rollover Agreement or the Ultimate Wise SPA, as applicable. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time.

(d) The Subscription Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing, as applicable, available to Parent on the terms therein.

(e) Each of Parent and Merger Sub hereby acknowledges and agrees that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing and reaffirm their obligation to consummate the Transactions hereby on the terms and subject to the conditions set forth in this Agreement, irrespective and independent of the availability of the Financing.

Section 5.7 Limited Guarantees. Concurrently with the execution of this Agreement, Parent has caused each of the Investors to deliver to the Company a duly executed Limited Guarantee. Each Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of each such Investor, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Investors under the Limited Guarantees.

Section 5.8 Litigation. There is no Action pending or, to Parent’s knowledge, threatened, against Parent or Merger Sub or any property or asset of Parent or Merger Sub. Neither Parent nor any of its Subsidiaries is subject to any outstanding Order.

Section 5.9 Information in Schedule 13E-3. None of the information supplied or to be supplied in writing by or on behalf of any members of the Buyer Group or their respective Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 will, at the time such document is filed with the SEC and at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The information provided by or on behalf of any members of the Buyer Group or their respective Affiliates or Representatives for inclusion in the Schedule 13E-3 will comply as to form as of the date of its first use with the requirements of the Exchange Act.

Section 5.10 No Brokers. No broker, investment banker, financial advisor or other Person is entitled to receive any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any of their Subsidiaries or Affiliates.

Section 5.11 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger and other Transactions as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the payment of the aggregate Merger Consideration and Option Consideration, and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, the Surviving Corporation will be solvent as of the Effective Time and immediately after the Effective Time.

Section 5.12 Ownership of Company Shares. As of the date hereof, other than the Excluded Shares which will be cancelled without consideration at the Effective Time in accordance with this Agreement, none of the members of the Buyer Group or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares, including Shares represented by ADSs, or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares, including Shares represented by ADSs, or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

Section 5.13 Buyer Group Contracts. Parent has delivered to the Company a true, correct and complete copy of each of the Ultimate Wise SPA, the Rollover Agreement, the Subscription Agreement and the Limited Guarantees (collectively, the “Buyer Group Contracts”). As of the date hereof, other than the Buyer Group Contracts, there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: any members of the Buyer Group or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between any members of the Buyer Group or any of their Affiliates, on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders (excluding any members of the Buyer Group), on the other hand, that relate in any way to the Transactions, (ii) pursuant to which any holder of Shares or ADSs would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, or (iii) pursuant to which any Person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger or other Transactions.

Section 5.14 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, and their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, premises, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company expressly set forth in this Agreement).

Section 5.15 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives or the accuracy or completeness thereof, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Article VI
CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company Pending the Closing.

(a) The Company agrees that between the date of this Agreement and the earlier of (x) the Effective Time or (y) if any, the termination of this Agreement pursuant to Section 9.1, except (a) as required, permitted or contemplated by the Transaction Documents; (b) as required by applicable Law; or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in all material respects in the ordinary course of business and use commercially reasonable efforts to preserve substantially intact its business organization, and maintain in all material respects its existing relations with customers and suppliers; and (ii) use commercially reasonable efforts to keep available the services of their current key officers and key employees.

(b) By way of amplification and not limitation, between the date of this Agreement and the earlier of (x) the Effective Time or (y) if any, the termination of this Agreement pursuant to Section 9.1, except (a) as required, permitted or contemplated by the Transaction Documents; (b) as required by applicable Law; or (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company will not and will not permit its Subsidiaries to:

(i) issue, sell, pledge, terminate, dispose of, grant an Encumbrance on, or authorize the issuance, sale, pledge, termination or disposition of, or granting of an Encumbrance on, any share capital or other ownership interests of the Company or any of its Subsidiaries, or any agreement, contract or instrument amounting to control over, or enabling control of, the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any share capital or other ownership interest (including any phantom interest) of the Company or any of its Subsidiaries, other than in connection with (A) the issuance of Shares upon the exercise of any Company Options in accordance with their respective terms, (B) the withholding of securities of the Company to satisfy Tax obligations with respect to Company Options, (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof, or (E) any transaction between or among the Company and its direct or indirect wholly owned Subsidiaries;

(ii) sell, pledge, dispose of, grant an Encumbrance on, or authorize the sale, pledge or disposition of, or granting of an Encumbrance on, any material assets of the Company or any of its Subsidiaries with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000, except in the ordinary course of business or pursuant to Contracts that are in force as of the date of this Agreement;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends or other distributions by any of the Company’s direct or indirect wholly owned Subsidiaries to the Company or any of its other wholly owned Subsidiaries;

(iv) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital, other than the purchase of Shares to satisfy obligations under the Company Equity Plan, including the withholding of Shares in connection with the exercise of Company Options in accordance with their respective terms;

(v) acquire (including by merger, consolidation or acquisition of share or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets, in any single transaction or related series of transactions, for consideration in excess of US$1,000,000, except for acquisitions pursuant to Contracts that are in force as of the date of this Agreement;

(vi) incur any indebtedness or otherwise become liable for any indebtedness, in each case, with an amount in excess of US$1,000,000 in a single transaction or related series of transactions, other than (A) in the ordinary course of business and consistent with past practices, (B) any indebtedness under existing credit facilities or other Contracts as in effect on the date hereof, or (C) any indebtedness between the Company and its Subsidiaries, or between two or more Subsidiaries of the Company;

(vii) other than expenditures incurred in the ordinary course of business or necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$1,000,000;

(viii) engage in the conduct of any new line of business material to the businesses of the Company and its Subsidiaries, taken as a whole;

(ix) make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or Law;

(x) settle any Action of or against the Company or any Subsidiaries of the Company before a Governmental Entity, other than (A) in the ordinary course of business, (B) settlements requiring the Company and its Subsidiaries to pay monetary damages not exceeding US$1,000,000, (C) settlements not involving the admission of any wrongdoing by the Company or any of its Subsidiaries, (D) Actions to enforce the terms of the Transaction Documents, or (E) Actions in connection with the Transaction Documents and the transactions contemplated thereby;

(xi) enter into, amend, modify or consent to the termination of any Material Contract, or waive the Company’s or any of its Subsidiaries’ material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(xii) make or change any material Tax election, file any materially amended Tax return, enter into any material closing agreement with respect to Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting, in each case except as required by applicable Law;

(xiii) fail to use its commercially reasonable efforts to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act; or

(xiv) agree or enter into any binding agreement or otherwise make a binding commitment, to do any of the foregoing.

Section 6.2 Non-Solicitation.

(a) Except as otherwise permitted by this Section 6.2, from the date hereof until the earlier of the Effective Time or the termination of this Agreement pursuant to Article IX, the Company shall, and shall cause each of its Subsidiaries and instruct each of their respective Representatives acting in such capacity, (i) to cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing in furtherance or for the purpose of encouraging or facilitating a Competing Proposal; (ii) not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party with respect to any Competing Proposal; and (iii) not to (A) solicit, initiate, knowingly encourage or facilitate, each with the intent to induce the making of any Competing Proposal; (B) enter into or continue any discussions or negotiations with the intent of encouraging a Competing Proposal, or furnish to any other Person any non-public information with the intent of encouraging a Competing Proposal; or (C) approve, endorse or recommend any Competing Proposal or authorize or execute or enter into any letter of intent, option agreement, agreement or agreement in principle contemplating or otherwise relating to a Competing Proposal (other than an Acceptable Confidentiality Agreement).

(b) Except as otherwise permitted by this Section 6.2, neither the Company Board (acting at the direction of the Special Committee) nor the Special Committee may take any action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer.

(c) Notwithstanding anything to the contrary of this Section 6.2, if, at any time on or after the date hereof and prior to the Closing, the Company or any of its Representatives receives a Competing Proposal from any Person or group of Persons, which Competing Proposal did not arise or result from the Company’s breach of this Section 6.2, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that such Competing Proposal constitutes or could reasonably be expected to result in a Superior Proposal or that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company Board or the Special Committee may directly or indirectly through the Company Representatives (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Competing Proposal, (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal, and (C) communicate with the Person or group of Persons who has made such Competing Proposal to clarify and understand the terms and conditions thereof and to notify such Person or group of Persons of the restrictions of this Section 6.2.

(d) The Company shall notify Parent promptly (but in no event later than forty-eight (48) hours) after its receipt of any written Competing Proposal or any written request for nonpublic information relating to the Company or any of its Subsidiaries by any Person that informs the Company or any of its Subsidiaries that it is considering making, or has made, a Competing Proposal, or any written inquiry from any Person seeking to have discussions or negotiations with the Company or any of its Subsidiaries relating to a possible Competing Proposal, or any material change to any terms of a Competing Proposal previously disclosed to Parent. Such notice shall be in writing and shall indicate the identity of the Person making the Competing Proposal, inquiry or request and shall include copies of such written Competing Proposal, inquiry or request. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits it from providing any such information to Parent in accordance with this Section 6.2(d).

(e) Notwithstanding anything to the contrary under this Agreement, prior to the Closing, the Company Board (acting at the direction of the Special Committee) or the Special Committee may change, withhold, withdraw, qualify or modify, or resolve to change, withhold, withdraw, qualify or modify, in a manner may be adverse to Parent or Merger Sub, any recommendation or approval that the Company Board or the Special Committee has previously made or resolved (a “Change in Recommendation”), and/or terminate this Agreement pursuant to Section 9.1(f) to enter into an Alternative Acquisition Agreement in response to a Competing Proposal not solicited in violation of the provisions of this Section 6.2, if the Special Committee has determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that (i) failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law or (ii) such Competing Proposal constitutes a Superior Proposal; provided that (A) the Company Board (or any committee thereof, including the Special Committee) has notified Parent in writing at least five (5) Business Days before taking such action, of its intention of taking such action (a “Notice of Recommendation Change”) (which notice shall include, to the extent not previously provided pursuant to Section 6.2(d), the identity of the third party making the relevant Superior Proposal and a copy of the most current version of such Superior Proposal, the relevant proposed transaction agreements and any financing commitments relating thereto, if available to the Company Board, and a written summary of the material terms of such Superior Proposal to the extent not made in writing), it being understood that the Notice of Recommendation Change or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in Recommendation, (B) during such five (5) Business Day period following receipt by Parent of the Notice of Recommendation Change, if requested by Parent in writing, the Special Committee shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the relevant Competing Proposal ceases to constitute a Superior Proposal, and (C) following the end of such notice period, the Special Committee shall have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as it considers (in its sole discretion) as appropriate or desirable, that the Competing Proposal would continue to constitute a Superior Proposal if such revisions proposed by Parent in writing were to be given effect; provided, further, that in the event of any material change to any material term of the Competing Proposal giving rise to the Notice of Recommendation Change, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and the notice period in clause (A) shall have recommenced and the condition in clauses (B) and (C) shall have occurred again, except that the notice period shall be at least three (3) Business Days (rather than the five (5) Business Days otherwise contemplated by clause (A) above).

(f) Notwithstanding anything to the contrary under this Agreement, prior to the Closing, the Company Board (acting at the direction of the Special Committee) or the Special Committee may effect a Change in Recommendation and/or authorize the Company to terminate this Agreement (other than in response to a Superior Proposal, which shall be covered by the above Section 6.2(e)) (such a termination, the “Intervening Event Termination”) if and only if (i) any development, fact, event, change, effect, occurrence or circumstance that was not known to, or, if known, the consequences of which were not reasonably foreseeable by, the Special Committee prior to execution of this Agreement, that becomes known to the Company Board or the Special Committee after execution of this Agreement and prior to the Closing (an “Intervening Event”); provided that in no event shall the following developments or changes in circumstances constitute an Intervening Event: (x) the receipt, existence, or terms of a Competing Proposal or any matter relating thereto or (y) any change in the price of the Shares or the ADSs (provided that the exception to this clause (y) shall not apply to the underlying causes giving rise to or contributing to such change or prevent any of such underlying causes from being taken into account in determining whether an Intervening Event has occurred), (ii) the Company Board (acting at the direction of the Special Committee) or the Special Committee has first reasonably determined, in good faith after consultation with its outside legal counsel, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (iii) at least five(5) Business Days have elapsed since the Company has given notice of such Intervening Event Termination to Parent advising that it intends to take such action, which notice will contain information about the Intervening Event in reasonable detail, (iv) during such five(5) Business Day period, the Special Committee shall have considered in good faith and, if requested by Parent in writing, engaged in good faith discussions with Parent regarding, any revisions to this Agreement proposed in writing by Parent, and (v) the Company Board (acting at the direction of the Special Committee) or the Special Committee, following such notice period, again shall have determined in good faith, after consultation with such independent financial advisor and outside legal counsel as the Special Committee considers (in its sole discretion) as appropriate or desirable, that failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law in light of the Intervening Event.

Section 6.3 Schedule 13E-3.

(a) As soon as reasonably practicable following the date hereof, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to ensure that the Schedule 13E-3 complies in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its commercially reasonable efforts to respond promptly to any comments of the SEC with respect to the Schedule 13E-3. Each of Parent and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing, and mailing/distribution of the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments from the staff of the SEC or any request from the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Company shall promptly notify Parent and Merger Sub, and shall provide Parent with copies of all correspondence between the Company and its representatives, on the one hand, and the staff of the SEC, on the other hand. Prior to filing the Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub with a reasonable opportunity to review and comment on such document or response; and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith, provided, however, that nothing in this Section 6.3 shall limit or preclude the Company Board or the Special Committee from effecting a Change in Recommendation. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.2(e), in connection with any disclosure regarding a Change in Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or any amendment or supplement thereto, or any comments thereon or another filing by the Company with the SEC, with respect to such disclosure.

(b) Each of the Company, Parent and Merger Sub shall promptly furnish all information concerning such Party to the others as may be reasonably requested in connection with the preparation, filing, and mailing/distribution of the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions. Each of Parent, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the shareholders of the Company, contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Each of Parent, Merger Sub and the Company further agrees that all documents that such party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and any other applicable Laws and that all information supplied by such party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, Merger Sub or the Company, or their respective Affiliates, officers or directors, should be discovered that should be set forth in an amendment or a supplement to the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state a material fact required to be made therein, or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon.

(c) As soon as reasonably practicable after the SEC staff confirms that it has no further comments on the Schedule 13E-3, the Company shall (i) establish a record date for determining shareholders of the Company to whom the Schedule 13E-3 will be mailed or distributed (the “Record Date”) and shall not change such Record Date unless required to do so by applicable Law; (ii) mail or distribute or cause to be mailed or distributed the Schedule 13E-3 to the holders of Shares, including Shares represented by ADSs, as of the Record Date; and (iii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs to whom the Schedule 13E-3 will be mailed/distributed (the “Record ADS Holders”) and (B) provide the Schedule 13E-3 to all Record ADS Holders.

Article VII
ADDITIONAL AGREEMENTS

Section 7.1 Access to Information. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement pursuant to Article IX, and subject to applicable Laws, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable prior written notice, give Parent and its authorized Representatives, reasonable access during normal business hours to all of the Company’s contracts, books, records, senior management, offices and other facilities and properties; provided that all such access shall be coordinated through the Company or its Representatives. The provisions of Section 10.11 shall apply to any information provided pursuant to this Section 7.1. However, the Company or any of its Subsidiaries shall not be required to provide access to or disclose any information, to the extent such access or disclosure would (i) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege; (ii) unreasonably interfere with the Company’s or any of its Subsidiaries’ business operations; (iii) contravene any applicable Law or contractual restriction or obligations; (iv) violate any of its obligations with respect to confidentiality, (v) give a third party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement, or (vi) cause significant competitive harm to the Company or its Subsidiaries if the Transactions are not consummated; provided that, in the case of each of (i) through (vi), the Company shall use its commercially reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements.

Section 7.2 Efforts; Consents and Approvals.

(a) Each Party shall give (or shall cause their respective Affiliates to give) prompt written notice to the other Parties (i) of any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement, the Merger or the other Transactions, or from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Company or Parent; (ii) of any Action commenced or (to any Party’s knowledge) threatened against, such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions; or (iii) upon becoming aware of the occurrence or impending occurrence of any Effect to it or any of its Subsidiaries or Affiliates, which (A) individually or in the aggregate would (or would reasonably be expected to) prevent, materially delay or materially impede the ability of the Company, Parent or Merger Sub to consummate the Transactions in accordance with the terms of this Agreement, or (B) individually or in the aggregate, would or would be expected to have, a Material Adverse Effect, as the case may be. No failure or delay in delivering any such notice shall affect any of the conditions set forth in Article VIII.

(b) Subject to the terms and conditions of this Agreement, each of the Parties will use its commercially reasonable efforts to (i) take (or cause to be taken) all appropriate actions and do (or cause to be done) all things necessary, proper or advisable under applicable Law, or otherwise to consummate and make effective the Transactions as promptly as practicable; (ii) obtain (or cause their Affiliates to obtain) from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions; and (iii) as promptly as reasonably practicable after the date hereof, make (or cause their Affiliates to make) all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions under other applicable Law; provided that the Parties will cooperate with each other in determining whether any action by or in respect of (or filing with) any Governmental Entity is required in connection with the consummation of the Transactions and seeking any such actions, consents, approvals or waivers or making any such filings. The Company and Parent will furnish, and cause their Affiliates to furnish, to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the Transactions.

(c) The Parties will give (or will cause their respective Affiliates to give) any notices to third parties, and use (and cause their respective Affiliates to use) their commercially reasonable efforts to obtain any third-party consents necessary or required to consummate the Transactions.

(d) Without limiting the generality of anything contained in this Section 7.2, each Party will, and will cause their Affiliates to: (i) give the other Parties prompt notice of the making or commencement of any request, inquiry or Action by or before any Governmental Entity with respect to Transactions; (ii) keep the other Parties informed as to the status of any such request, inquiry or Action; and (iii) promptly inform the other Parties of any communication to or from any Governmental Entity regarding the Merger. Each Party will consult and cooperate (and will cause its Affiliates to consult and cooperate) with the other Parties and will consider in good faith the views of the other Parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry or Action, each Party will permit (and will cause its Affiliates to permit) authorized Representatives of the other Parties to be present at each meeting or conference relating to such request, inquiry or Action and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry or Action.

Section 7.3 Publicity. Promptly following the execution and delivery hereof, each Party may issue a press release announcing the execution of this Agreement and the Transactions in the forms previously agreed upon by the Company and Parent. Following such initial press release, (a) Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions, and (b) neither Parent nor the Company (nor any of their respective Affiliates) shall issue any such press release, make any such other public statement or schedule any such press conference or conference call without the consent of the other Party (and, in the case of any such action by Parent, the consent of the Special Committee); provided that the restrictions set forth in this Section 7.3 shall not apply to any release or public statement (i) required or requested by applicable Law or any applicable listing authority (in which case the Parties shall use commercially reasonable efforts to (x) consult with each other prior to making any such disclosure and consider in good faith any comments proposed by such other Party and (y) to the extent reasonably practicable, cooperate (at the other Party’s expense) in connection with the other Party’s efforts to obtain a protective order), or (ii) made or proposed to be made by the Company in compliance with Section 7.3 with respect to the matters contemplated by Section 7.3 (or by Parent in response thereto). Notwithstanding the foregoing, (1) the Parties may make oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements was publicly disclosed and previously subject to the foregoing requirements, (2) the Company shall not be required to obtain the prior agreement of Parent or Merger Sub in connection with the receipt and existence of a Competing Proposal and matters related thereto, a Change in Recommendation or any action taken by the Company, the Company Board or the Special Committee permitted under Section 6.2, and (3) the Company may otherwise communicate in the ordinary course with its employees, customers, suppliers and vendors as it deems appropriate. This Section 7.3 shall terminate upon a Change in Recommendation.

Section 7.4 Directors’ and Officers’ Insurance and Indemnification.

(a) The Surviving Company shall, and Parent shall cause the Surviving Company to, for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), honor and fulfill in all respects the obligations of the Company and each of its Subsidiaries to the extent permissible under applicable Law, the Company Governing Document, and corresponding organizational or governing documents of such Subsidiary, in each case, as in effect on the date hereof and any indemnification or other similar agreements in effect on the date hereof (the “Indemnification Agreements”) to the individuals entitled to indemnification, exculpation and/or advancement of expenses under such Company Governing Document, other organizational or governing documents or Indemnification Agreements (including each member of the Special Committee and each other present and former director and officer of the Company, and any individual who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time) (each, a “Covered Person”, and collectively, the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the consideration, negotiation and approval of this Agreement and the Transactions.

(b) Without limiting the provisions of Section 7.4(a), for a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent shall, and shall cause the Surviving Company to: (i) indemnify and hold harmless each Covered Person against and from any costs or expenses (including attorneys’ fees and reasonable out-of-pocket expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action, whether civil, criminal, administrative or investigative, to the extent such Action arises out of or pertains to, in whole or in part: (A) the fact that a Covered Person is or was a director, officer or employee of the Company or any of its Subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its Subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise, (B) any action or omission or alleged action or omission in such Covered Person’s capacity as such or other fiduciary in the Company or any of its Subsidiaries at or prior to the Effective Time, or (C) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys’ fees and reasonable out-of-pocket expenses) of any Covered Person. Parent and the Surviving Company (x) shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); (y) shall not have any obligation under this Agreement to any Covered Person to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Covered Person shall promptly refund to Parent or the Surviving Company the amount of all such expenses theretofore advanced pursuant thereto (unless such court orders otherwise); and (z) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action of a Covered Person for which indemnification may be sought under this Section 7.4(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such Action and does not include any admission of liability with respect to such Covered Person or such Covered Person consents in writing.

(c) The organizational and governing documents of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the Company Governing Document as in effect on the date hereof, and the Surviving Company shall, and Parent shall cause the Surviving Company to, procure that such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification shall be required by applicable Law. From and after the Effective Time, any agreement of any Covered Person with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(d) For a period of six (6) years after the Effective Time (and until such later date as of which any matter covered hereby commenced during such six (6) year period has been finally disposed of), Parent shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance (provided that Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous with respect to claims arising from or related to facts or events which occurred at or before the Effective Time); provided that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 300% of the annual premiums paid as of the date hereof by the Company for such insurance (such 300% amount, the “Base Premium”); provided, further, that if such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Base Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Base Premium; provided, further, that if the Company in its sole discretion elects, then, in lieu of the foregoing insurance, effective as of the Effective Time, the Company may purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program for a period of six (6) years from and after the Effective Time with respect to wrongful acts and/or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not to exceed the annual aggregate coverage limit under the Company’s existing directors’ and officers’ liability policy, and in all other respects shall be no less advantageous than such existing coverage); provided, further, that the annual premium may not exceed the Base Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(e) Upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Action which may result in the payment or advancement of any amounts under Section 7.4, the organizational and governing documents of the Company or any of its Subsidiaries, or any Indemnification Agreements, the person seeking indemnification shall promptly notify the Surviving Company to prevent the Surviving Company or any of its Subsidiaries from being materially and adversely prejudiced by late notice.

(f) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.4.

(g) The provisions of this Section 7.4 shall survive the consummation of the Merger. The Covered Persons (and their successors and heirs) are intended express third-party beneficiaries of this Section 7.4 and shall be entitled to enforce the provisions of this Section 7.4. All rights under this Section 7.4 are intended to be in addition to and not in substitution of other rights any Covered Persons may otherwise have.

Section 7.5 Takeover Statutes. The Parties and their respective boards of directors (or equivalent) shall use their respective commercially reasonable efforts (a) to take all action necessary so that no takeover, anti-takeover, moratorium, “fair price,” “control share” or any other similar Law enacted under any Laws applicable to the Company other than the Companies Act (each, a “Takeover Statute”) is or becomes applicable to the Transactions; and (b) if any such Takeover Statute is or becomes applicable to any of the Transactions, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to lawfully eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 7.6 Operation of Parent’s and Merger Sub’s Business. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article IX, it shall not take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or take any action or fail to take any action which would, or would reasonably likely to, individually or in the aggregate, prevent, delay or impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions contemplated by this Agreement.

Section 7.7 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement (or any Party’s rights as in effect separate and apart from this Agreement), the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time; and (b) prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 7.8 Transaction Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Action commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such party or its directors which relates to this Agreement and the Transactions (“Transaction Litigation”). The Company shall provide Parent a reasonable opportunity to participate in the defense of any Transaction Litigation, including the opportunity to review material communications and participate in material meetings with opposing counsel or any Governmental Entity in connection with any Transaction Litigation. Except to the extent required by applicable Law, the Company shall not enter into any settlement agreement, agree to any undertakings or approve or otherwise agree to any waiver that may be sought in connection with any Transaction Litigation, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.9 Stock Exchange Delisting. Prior to the Effective Time, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting of the Surviving Company from NYSE and the deregistration of the Shares and ADSs under the Exchange Act as promptly as reasonably practicable after the Effective Time.

Section 7.10 Buyer Group or Merger Sub Actions. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article IV, Article VI and Article VII hereof, if (i) the alleged breach results from an action or inaction by the Company or its Subsidiaries at the direction, consent or acquiescence of any members of the Buyer Group or their respective Affiliates or Representatives, regardless of whether there is any approval by or direction from the Company Board or the Special Committee, or (ii) any members of the Buyer Group or any of their respective Affiliates or Representatives has knowledge of such breach or inaccuracy as of the date hereof. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article IV to the extent any members of the Buyer Group or any of their respective Affiliates or Representatives has knowledge of such breach or inaccuracy as of the date hereof.

Section 7.11 Resignations. To the extent requested by Parent in writing (including by e-mail) at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use commercially reasonable efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.12 No Amendment to Buyer Group Contracts. Without the prior written consent of the Special Committee (acting on behalf of the Company), which consent shall not be unreasonably withheld, conditioned or delayed, each of Parent, Merger Sub and any other members of the Buyer Group shall not, and shall cause its and their respective Affiliates not to, (i) amend, modify, withdraw, waive or terminate any Buyer Group Contracts, or (ii) enter into or modify any other Contracts relating to the Merger or the Transactions to which it or any of its Affiliates is a party, in a manner that (x) would be inconsistent with the terms of any Buyer Group Contracts, or (y) would, or would reasonably be expected to, individually or in the aggregate, prevent or impede, interfere with, affect, hinder or delay (A) the consummation by Parent or Merger Sub of the Merger or any of the other Transactions, or (B) the compliance by each of Parent and Merger Sub of each of their respective obligations under this Agreement and Buyer Group Contracts. Within two (2) Business Days after the execution thereof, Parent and Merger Sub shall provide the Company with a copy of any amendment to a Buyer Group Contract.

Section 7.13 Financing. Subject to the terms and conditions of this Agreement, Parent shall use its commercially reasonable efforts to (i) obtain the Financing on the terms and conditions described in the Subscription Agreement, (ii) maintain in effect the Subscription Agreement until the Merger is consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Subscription Agreement applicable to Parent that are within its control, (iv) seek to enforce its right under the Subscription Agreement, and (v) consummate the Financing at or prior to the Effective Time.

Article VIII
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of the conditions (any or all of which may be waived in whole or in part by Parent, Merger Sub and the Company (at the direction of the Special Committee), as the case may be, to the extent permitted by applicable Law and this Agreement) that (i) there shall be no Law that has been enacted or promulgated by any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) which prohibits or makes illegal the consummation of the Merger or any other Transactions; (ii) there shall be no Order of any Governmental Entity of competent jurisdiction (in a jurisdiction material to the business of the Company or Parent) in effect preventing the consummation of the Merger or any other Transactions in any material respect; and (iii) not less than twenty (20) days (or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable Laws) shall have elapsed following the date when the Schedule 13E-3 was first mailed to the Company’s shareholders.

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.1, Section 4.2(a), Section 4.3, Section 4.4 and Section 4.14 shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time); and (ii) each of the representations and warranties of the Company contained in this Agreement, other than those set forth in clause (i) of this Section 8.2(a), shall be true and correct (without regard to any qualification as to materiality or Material Adverse Effect included therein) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Material Adverse Effect..

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants, agreements or obligations required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a director or a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.2(a) and Section 8.2(b).

(d) No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.

Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1, Section 5.2, Section 5.3, Section 5.4 and Section 5.10 shall be true and correct in all respects (without regard to any qualification as to materiality included therein) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time) and (ii) each of the representations and warranties of Parent and Merger Sub contained in this Agreement (other than those set forth in clause (i) of this Section 8.3(a)) shall be true and correct in all material respects (without regard to any qualification as to materiality included therein) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct in all material respects only as of such time).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.3(a) and Section 8.3(b).

Section 8.4 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Party’s failure to comply with this Agreement and consummate the Merger and the other Transactions as contemplated by this Agreement.

Article IX
TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below) only at any time prior to the Effective Time and only as follows:

(a) by mutual written consent of Parent and the Company (acting at the direction of the Special Committee);

(b) by either Parent or the Company (acting at the direction of the Special Committee), if the Effective Time has not occurred by 11:59 PM, Beijing time on the End Date; provided that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose failure (or, in the case of Parent, the failure of Parent or Merger Sub) to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the Merger to be consummated by the End Date or the applicable condition(s) being satisfied;

(c) by either the Company (acting at the direction of the Special Committee) or Parent, if a Governmental Entity of competent jurisdiction has issued a final, non-appealable Order in each case having the effect of preventing or prohibiting the consummation of the Merger or other Transactions; provided that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any Party if the issuance of such final, non-appealable Order was primarily due to such Party’s failure (or, in the case of Parent, the failure of Parent or Merger Sub) to comply with any provision of this Agreement in any material respect, provided further that the party seeking to terminate this Agreement pursuant to this Section 9.1(c) shall have used such standard of efforts as may be required pursuant to Section 7.2 to prevent, oppose and remove such restraint, injunction or other prohibition;

(d) by either Parent or the Company (acting at the direction of the Special Committee), if there has been a breach by the other Party of any representation, warranty, covenant or agreement set forth in this Agreement, which breach, (i) in the case of a breach by the Company, would result in the conditions in Section 8.2(a) or Section 8.2(b) not being satisfied; and (ii) in the case of a breach by Parent or Merger Sub, would result in the conditions in Section 8.3(a) or Section 8.3(b) not being satisfied, in each case such breach or failure of a condition is not curable prior to the End Date, or if curable prior to the End Date, has not been cured prior to the earlier of (x) expiration of a thirty (30) calendar day period commencing on the receipt of notice thereof by the defaulting Party from the non-defaulting Party stating the non-defaulting Party’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis of such termination, and (y) the End Date; provided that this Agreement may not be terminated pursuant to this Section 9.1(d) by any Party if such Party is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in any conditions to Closing set forth in Section 8.1 and Section 8.2 (in the case of the Company), or Section 8.1 and Section 8.3 (in the case of Parent), not being satisfied;

(e) by Parent, if the Company Board or the Special Committee (in accordance with Section 10.12) shall have effected a Change in Recommendation (other than a Change in Recommendation relating to an Intervening Event pursuant to Section 6.2(f));

(f) by the Company in response to a Competing Proposal under Section 6.2(e); provided that, substantially concurrently with or immediately after such termination of this Agreement, the Company enters into an Alternative Acquisition Agreement;

(g) by the Company if (i) all of the conditions in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing that at such time could be taken), (ii) the Company has confirmed by written notice to Parent that all conditions set forth in Section 8.3 have been satisfied, or that it is willing to waive any unsatisfied condition in Section 8.3, and that the Company is ready, willing and able to complete the Merger, and (iii) Parent and Merger Sub have failed to effect the Closing within ten (10) Business Days following its receipt of the written notice from the Company.

(h) by the Company as a result of an Intervening Event Termination under Section 6.2(f).

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that Section 7.3, this Section 9.2 and Article X shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or a Willful Breach or any other breach of its covenants or agreements, or failure to close, set forth in this Agreement prior to such termination (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

(b) In the event that this Agreement is terminated by (i) Parent pursuant to Section 9.1(d)(i) or Section 9.1(e) or (ii) the Company pursuant to Section 9.1(f) or Section 9.1(h), the Company shall pay, or cause to be paid, to Parent or one or more of its designees an amount in cash equal to $1,000,000 (the “Company Termination Fee”) as directed by Parent by wire transfer of same day funds as promptly as possible but no later than five (5) Business Days after such termination; it being agreed that in no event shall the Company be required to pay the Company Termination Fee more than once.

(c) In the event that this Agreement is terminated by the Company (i) pursuant to Section 9.1(d)(ii), Parent shall pay or cause to be paid, to Company or one or more of its designees, an amount in cash equal to $2,000,000 as directed by the Company by wire transfer of same day funds as promptly as possible but no later than five (5) Business Days after such termination, and (ii) in the event the Company terminates this Agreement pursuant to Section 9.1(g) and notifies Parent in writing that it elects not to seek specific performance pursuant to Section 10.10, Parent shall pay or cause to be paid, to Company or one or more of its designees, an amount in cash equal to $2,500,000 as directed by the Company by wire transfer of same day funds as promptly as possible but no later than five (5) Business Days after such notification (the amount payable pursuant to clauses (i) and (ii), as applicable, the “Parent Termination Fee”).

(d) Subject to Section 10.10, the Company’s right to (a) terminate this Agreement and receive the Parent Termination Fee pursuant to Section 9.2(c) and the guarantee of such obligations pursuant to the Limited Guarantees and (b) if applicable, receive reimbursement and interest pursuant to Section 9.2(f), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any of its Subsidiaries and all members of the Company Group against (i) Parent or Merger Sub; or (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, shareholders, or assignees of Parent or Merger Sub (clauses (i) and (ii), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, failure to perform hereunder or other failure of the Merger or the other Transactions to be consummated, in each case other than a result of fraud or Willful Breach. For the avoidance of doubt, subject to Section 10.10, except in the event of fraud or Willful Breach, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 9.2(c) and if applicable, reimbursement and interest payment obligations pursuant to Section 9.2(f), and in no event shall any member of the Company Group seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions other than (without duplication) the payment of the Parent Termination Fee pursuant to Section 9.2(c) and if applicable, reimbursement and interest payment obligations pursuant to Section 9.2(f), or Sure Brilliant, Ultimate Wise or the Investors to the extent provided in the Subscription Agreement, the Rollover Agreement, Ultimate Wise SPA or the Limited Guarantees, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit the Company’s right to equitable relief pursuant to Section 10.10.

(e) Subject to Section 10.10, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 9.2(b) and, if applicable, receive reimbursement and interest pursuant to Section 9.2(f), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement, failure to perform hereunder, or other failure of the Merger to be consummated, in each case other than as a result of fraud or Willful Breach. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions and in no event shall any of Parent, Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, it being acknowledged, for the avoidance of doubt, that the foregoing is not intended to limit Parent’s or Parent’s right to equitable relief pursuant to Section 10.10. This provision was specifically bargained for and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

(f) The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.2 are an integral part of the Transactions and that, without these agreements, the parties would not enter into this Agreement. The damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.2(b) or Section 9.2(c) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. In the event that Parent shall fail to pay the Parent Termination Fee, or the Company shall fail to pay the Company Termination Fee, when due and in accordance with this Agreement, and in order to obtain such payment, Parent or the Company, as the case may be, shall reimburse the Company or Parent for all reasonable costs and expenses actually incurred or accrued by the Company or Parent, as the case may be, (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2, together with interest on such unpaid Parent Termination Fee or Company Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to the prime lending rate published in the Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

Article X
MISCELLANEOUS

Section 10.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided herein, this Agreement may be amended, modified and supplemented by written agreement of Parent, Merger Sub and the Company (acting at the direction of the Special Committee). This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, any Party or Parties may by action taken ((i) with respect to Parent and Merger Sub, by or on behalf of their respective boards of directors, and (ii) with respect to the Company, by the Company Board acting at the direction of the Special Committee), to the extent legally allowed and except as otherwise set forth herein, (x) extend the time for the performance of any of the obligations or other acts of the other Party or Parties, as applicable; (y) waive any inaccuracies in the representations and warranties made to such Party or Parties contained herein or in any document delivered pursuant hereto; and (z) waive compliance with any of the agreements or conditions for the benefit of such Party or Parties contained herein. Any agreement on the part of a Party or Parties to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party or Parties to be bound thereby, as applicable. Any failure or delay in exercising any right, power or privilege under this Agreement shall not constitute a waiver of such right, power or privilege, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.2 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement pursuant to Section 9.1. This Section 10.2 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance in whole or in part after the Effective Time (or the termination of this Agreement, as applicable).

Section 10.3 Expenses. Except as otherwise provided herein (including Section 9.2), all Expenses incurred in connection with the Transaction Documents and the Transactions shall be paid by the Party incurring such Expenses, whether or not the Transactions are consummated.

Section 10.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) upon confirmation of receipt when transmitted by electronic mail or facsimile, (iii) upon confirmation of receipt after dispatch by registered or certified mail, postage prepaid, addressed, or (iv) on the next Business Day if transmitted by international overnight courier, in each case to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.4):

(a) if to the Company, to:

Bright Scholar Education Holdings Limited

Suites 6-7 The Turvill Building Old Swiss

149 Cherry Hinton Road

Cambridge, England, Cb1 7bx, United Kingdom

Attention: Cindy Zhang

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
One Raffles Quay

Level #36-01, North Tower

Singapore 048583

Attention: Fang Xue, Esq.

Email: fxue@gibsondunn.com

(b) if to Parent or Merger Sub, to:

3303B2, 33/F, The Centrium

60 Wyndham Street, Central

Hong Kong

Attention: Qing Yao

with a copy (which shall not constitute notice) to:

King & Wood Mallesons

28th Floor, China Resources Tower

2666 Keyuan South Road, Nanshan District

Shenzhen, Guangdong 518052

People’s Republic of China

Attention: Owen Wang

Email: owen.wang@cn.kwm.com

(c) if to the Special Committee, addressed to the care of the Company, with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
One Raffles Quay

Level #36-01, North Tower

Singapore 048583

Attention: Fang Xue, Esq.

Email: fxue@gibsondunn.com

Section 10.5 Counterparts. This Agreement may be executed and delivered manually or electronically by email by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof has been signed by each of the Parties and delivered to the other Parties.

Section 10.6 Entire Agreement; Third-Party Beneficiaries.

(a) The Transaction Documents (including any annexes, exhibits and schedules hereto or thereto) constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 7.4 and Section 9.2 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons), this Agreement shall be binding upon and inure solely to the benefit of each Party, and this Agreement, express or implied, is not intended to confer upon any Person other than the Parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner to the effect that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.8 Governing Law; Jurisdiction.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of Law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (i) the Merger; (ii) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (iii) the cancellation of the Shares (including Shares represented by ADSs); (iv) the rights provided for in Section 238 of the Companies Act with respect to any Dissenting Shares; (v) the fiduciary or other duties of the Company Board, the Special Committee and the directors of Merger Sub; (v) the general rights of the respective shareholders of the Company and Merger Sub; and (vi) the internal corporate affairs of the Company and Merger Sub.

(b) Subject to the exception for matters to be governed by the Laws of the Cayman Islands and subject to the jurisdiction of the courts of the Cayman Islands as set forth in Section 10.8(a), any Action arising out of or in any way relating to this Agreement or the subject matter hereunder (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) shall be submitted exclusively to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force at the relevant time and as may be amended by this Section 10.8 (the “HKIAC Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the HKIAC Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 10.8, any Party may, to the extent permitted under the rules and procedures of the HKIAC, seek an interim injunction or other form of relief from the HKIAC as provided for in the HKIAC Rules. Such application shall also be governed by, and construed in accordance with, the Laws of the State of New York.

Section 10.9 Assignment. This Agreement may not be assigned by any of the Parties (whether pursuant to a merger, by operation of Law or otherwise) without the prior written consent of the other Parties, except that prior to the Effective Time, Parent may assign, in its sole discretion and without the consent of any other Party by providing fifteen (15) days prior written notice to each of the Company and the Special Committee, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly owned Subsidiaries of Parent; provided that no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of this Section 10.9 shall be null and void ab initio. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.10 Specific Performance; Remedy.

(a) The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Except as set forth in this Section 10.10, it is agreed that any Party shall be entitled to specific performance of the terms and provisions of this Agreement, including (i) the Parties’ obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement, and (ii) to seek an injunction or injunctions to prevent breaches of this Agreement by the other Parties and, in the case of the Company (acting upon the direction of the Special Committee), to seek an injunction or injunctions, specific performance or other equitable relief to enforce Parent’s and/or Merger Sub’s obligations to consummate the Closing, in addition to any other remedy at law or equity.

(b) The Parties’ rights of specific performance are an integral part of the Transactions and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.10. In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.10. Until such time as the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, the remedies available to each Party shall be in addition to any other remedy to which they are entitled to at law or in equity; provided that once the Company pays the Company Termination Fee or Parent pays the Parent Termination Fee, as the case may be, plus reimbursement and interest pursuant to Section 9.2(f), if any, the other Party (and in the case of Parent, Parent and Merger Sub) shall no longer be entitled to any other remedies.

Section 10.11 Confidentiality.

(a) Prior to and during the term of this Agreement, the Company has disclosed or may disclose to the other Parties Confidential Information (as defined below). Subject to Section 10.11(b), unless otherwise agreed to in writing by the Company (acting at the direction of the Special Committee), each of Parent and Merger Sub shall, and shall cause its Affiliates and Representatives to, (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than its Representatives (A) who are participating in the consummation of the Transactions contemplated by this Agreement and other Transaction Documents, (B) who otherwise need to know the Confidential Information for the Transactions contemplated by this Agreement and other Transaction Documents and (C) whom Parent will cause to observe the terms of this Section 10.11, and (ii) not to use Confidential Information for any purpose other than in connection with the Transactions contemplated by this Agreement and other Transaction Documents. Each of Parent and Merger Sub acknowledges that it shall be responsible for any breach of the terms of this Section 10.11 by its Affiliates and Representatives and each of Parent and Merger Sub agrees, at its sole expense, to take all reasonable measures to restrain its Affiliates or Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b) In the event that Parent or Merger Sub, or any of its respective Affiliates or Representatives is requested pursuant to, or required by, Law to disclose any Confidential Information, such Party will provide the Company with prompt written notice within twenty-four (24) hours upon receipt of such request or requirement in order to enable the Company to seek an appropriate protective order or other remedy (and if the Company seeks such an order, Parent will provide such cooperation as the Company shall reasonably request), to consult with the Company with respect to Parent’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.11. In the event that such protective order or other remedy is not obtained, or the Company waives compliance, in whole or in part, with the terms of this Section 10.11, Parent will disclose only that portion of the Confidential Information that Parent is legally required to disclose and will use its commercially reasonable efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

(c) As used in this Agreement, the term “Confidential Information” means any confidential or proprietary information concerning the Company’s business, financial condition, proprietary technology, research and development and other confidential matters, disclosed by the Company to Parent, Merger Sub or any of their Affiliates or Representatives for the purposes of or in connection with this Agreement and the Transactions, including without limitation, any confidential or proprietary information provided under this Agreement, any other Transaction Documents, or any of the annexes, exhibits or schedule attached hereto. Confidential Information shall not include any information that Parent can show by competent proof (i) is or becomes generally available to the public other than as a result of a direct or indirect disclosure by Parent or Merger Sub or any of their Affiliates or Representatives in violation of this Section 10.11 or other obligation of confidentiality, (ii) was within the possession of Parent or Merger Sub on a non-confidential basis prior to its disclosure by or on behalf of the Company, or (iii) becomes available to Parent or Merger Sub on a nonconfidential basis from a source other than the Company or any of its Representatives, provided, that in the case of (ii) and (iii) above, the source of such information was not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or to any other party with respect to such information.

Section 10.12 Special Committee Approval. Subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Special Committee. Any action or litigation by the Company in relation to or arising out of this Agreement shall be pursued only at the direction and upon approval of the Special Committee.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:
Name:
Title:

BRIGHT EDUCATION MERGERSUB LIMITED

By:
Name:
Title:

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

By:	/s/ Jun Zhao
	Name:	Jun Zhao
	Title:	Chairman of the Special Committee

[Signature Page to Agreement and Plan of Merger]

Exhibit A

PLAN OF MERGER

DATED [●]

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

AND

BRIGHT EDUCATION MERGERSUB LIMITED

PLAN OF MERGER

TABLE OF CONTENTS

CLAUSE		PAGE
1	Definitions and Interpretation	2
2	Plan of Merger	2
3	Dissenter Rights	4
4	Termination, Amendments	4
5	Counterparts	4
6	Governing Law	4

i

THIS PLAN OF MERGER is made on _________________________

BETWEEN

(1)	Bright Scholar Education Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with registered number 318071, having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Surviving Company”); and

(2)	Bright Education Mergersub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands, with registered number 424939, having its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

WHEREAS

(A)	The Merging Company is the registered holder of [5,451,559] Class A ordinary shares and [87,590,000] Class B ordinary shares each with a par value US$0.00001 in the issued share capital of the Surviving Company, which represent approximately [98.56]% in aggregate of the total votes exercisable at a general meeting of the Surviving Company.

(B)	The respective boards of directors of the Surviving Company and the Merging Company have approved that the Merging Company be merged with and into the Surviving Company, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the agreement and plan of merger dated [Date] between Parent (as defined therein), the Surviving Company and the Merging Company (the “Merger Agreement”) and this Plan of Merger and pursuant to the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”).

(C)	This Plan of Merger is made in accordance with section 233 of the Companies Act and approved pursuant to section 233(7) of the Companies Act, whereby the shareholders of the Merging Company and the Surviving Company are not required to approve this Plan of Merger by special resolution pursuant to section 233(6) of the Companies Act by reason of the Surviving Company being a subsidiary company (as defined under the Companies Act) of the Merging Company, provided that a copy of this Plan of Merger is given to every member of the Surviving Company (as the subsidiary company) unless that member agrees otherwise.

(D)	A copy of this Plan of Merger has been given to every member of the Surviving Company (other than those members who have agreed otherwise, if any) in accordance with section 233(7) of the Companies Act.

(E)	Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of the Merger Agreement and Part XVI of the Companies Act.

1

IT IS AGREED

1	Definitions and Interpretation

1.1	Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Annex 1 hereto.

2	Plan of Merger

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Surviving Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named Bright Scholar Education Holdings Limited.

(c)	The registered office of the Surviving Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The registered office of the Merging Company is the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(d)	Following the Effective Time (as defined below), the registered office of the Surviving Company will be at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands..

(e)	Immediately prior to the Effective Time:

(i)	the authorised share capital of the Surviving Company is US$[50,000] divided into [4,900,000,000] class A ordinary shares and [100,000,000] class B ordinary shares, each of nominal or par value US$0.00001 per share; and

(ii)	the issued share capital of the Surviving Company consist of [31,079,795] class A ordinary shares and [87,590,000] class B ordinary shares, of which [5,451,559] Class A ordinary shares and [87,590,000] Class B ordinary shares, representing [98.56]% in aggregate of the votes exercisable in general meetings of the Surviving Company, are held by the Merging Company.

(f)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$[50,000] divided into [500,000,000] shares, each of nominal or par value US$[0.0001] per share, of which [100] shares are issued and outstanding and held by Parent.

(g)	At the Effective Time, the authorised share capital of the Surviving Company shall be US$[50,000] divided into [4,900,000,000] class A ordinary shares and [100,000,000] class B ordinary shares, each of nominal or par value US$[0.00001] per share.

2

2.2	Effective Time

The Merger shall take effect on [●] (the “Effective Time”) unless such Effective Time is amended in accordance with section 4.2 of this Plan of Merger.

2.3	Terms and Conditions; Share Rights

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

(b)	From the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association (as defined below) of the Surviving Company.

(c)	From the Effective Time, the memorandum and articles of association of the Surviving Company shall continue to be the memorandum and articles of association of the Surviving Company in effect immediately prior to the Effective Time, as annexed to this Plan of Merger under Annex 2 hereto (the “Amended and Restated Memorandum and Articles of Association”).

2.4	Directors of the Surviving Company and Directors’ Benefits

(a)	At the Effective Time, the names and addresses of each director of the Surviving Company are:

(i)	[[Director Name]] of [[Director Address]]

(ii)	[[Director Name]] of [[Director Address]]

(iii)	[[Director Name]] of [[Director Address]]

(b)	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

2.5	Secured Creditors

(a)	The Surviving Company has no secured creditor within the meaning of section 233(8) of the Companies Act and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and therefore no secured creditor consent to the Merger is required.

(b)	The Merging Company has no secured creditor within the meaning of section 233(8) of the Companies Act and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger, and therefore no secured creditor consent to the Merger is required.

3

2.6	Property

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of Surviving Company and Merging Company shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as each of Surviving Company and Merging Company, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of Surviving Company and Merging Company.

3	DISSENTER RIGHTS

3.1	Any shareholder that wishes to exercise its Dissent Right may only do so by delivering written notice (the “Dissent Notice”) to the Surviving Company as contemplated by Section 238(5) of the Companies Act and Section 3.6 of the Merger Agreement, save and except that the twenty day period referred to in Section 238(5) of the Companies Act shall, for the purposes hereof, be deemed to commence on the date on which the Notification of Filing is made (the “Delivery Date”), to the intent and effect that any such shareholder that wishes to exercise its Dissent Right must deliver its Dissent Notice to the Surviving Company within twenty (20) calendar days immediately following the Delivery Date. The Dissent Notice must set out (A) the Dissenting Shareholder’s name and address, (B) the number and classes of its Dissenting Shares (which must be all of the shares in the Surviving Company of which the Dissenting Shareholder is the registered holder), and (C) a demand for payment of the fair value of such Dissenting Shares; and, if validly served as set out in this section 3.1, such Dissent Notice shall be deemed to be written notice of an election to dissent with regard to the relevant Dissenting Shares for the purposes of Section 238(5) of the Companies Act.

3.2	The provisions of Section 238(6) to 238(16) of the Companies Act shall apply to the treatment of each Dissenting Share in relation to which a valid Dissent Notice has been served.

4	Termination, AMENDMENTS

4.1	At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

4.2	At any time prior to the Effective Time, this Plan of Merger may be amended by the board of directors of both the Surviving Company and the Merging Company in accordance with Section 235(1) of the Companies Act, including to effect (i) a change to the Effective Time (provided that any such change is in compliance with section 234 of the Companies Act) and/or (ii) any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided, that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

5	Counterparts

5.1	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

6	Governing Law

6.1	This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

4

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of BRIGHT SCHOLAR	)
EDUCATION HOLDINGS LIMITED:	)
	)	Director
)
	)	Name:
)
	)	Title:

SIGNED for and on behalf of BRIGHT	)
EDUCATION MERGERSUB LIMITED:	)
	)	Director
)
	)	Name:
)
	)	Title:

5

Annex 1

Merger Agreement

Annex 2

Memorandum and Articles of Association of Surviving Company